Exhibit h.3.e

FIFTH AMENDMENT

to

ADMINISTRATION AGREEMENT

THIS AMENDMENT made effective as of the 1st day of December, 2016, amends that certain administration agreement, dated as of February 19, 2014, as amended, between Virtus Alternative Solutions Trust (the “Trust”) including the series thereof (each a “Fund” and together the “Funds”) and Virtus Fund Services, LLC, a Delaware limited liability company (such party, the “Administrator” and such agreement, the “Agreement”) as herein below provided.

W I T N E S S E T H :

WHEREAS, pursuant to Section 8 of the Agreement, the Trust and the Administrator wish to amend the fees payable to the Administrator under Section 4 of the Agreement and update Schedule A of the Agreement to reflect the liquidation of Virtus Alternative Income Solution Fund, Virtus Alternative Inflation Solution Fund and Virtus Alternative Total Solution Fund;

NOW, THEREFORE, in consideration of the foregoing premise, the parties to the Agreement hereby agree that the Agreement is amended as follows:

1.	Section 4(a) of the Agreement is hereby amended and restated as follows:

(a) For the services provided to the Trust and each Fund by the Administrator pursuant to this Agreement, each Fund shall pay the Administrator monthly for its services, fees at the following annual rates based on the combined aggregate average daily net assets across the Virtus Funds, defined as all funds of the Trust, all funds of Virtus Equity Trust, Virtus Opportunities Trust, and Virtus Retirement Trust, and all series of Virtus Variable Insurance Trust, plus out of pocket expenses (including out of pocket expenses of any sub-administrator to the Trust hired by the Administrator and not the Trust):

Net Assets	Administrative Fee
Less than or equal to $15 billion	0.10%

Over $15 billion and up to and including $30 billion	0.095%

Over $30 billion and up to and including $50 billion	0.09%

In excess of $50 billion	0.085%

Any Fund with net assets in excess of $10 billion will receive an offsetting credit to its administrative fee, such that the portion of its net assets in excess of $10 billion will only be assessed an administrative fee of .07%. The fees for the portion of such a Fund’s net assets up to and inclusive of the first $10 billion will remain consistent with the fee schedule above.

2.	Schedule A to the Agreement is hereby replaced with Schedule A attached hereto and made a part hereof.

3.	Except as herein provided, the Agreement shall be and remain unmodified and in full force and effect. All initial capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Agreement.

4.	This Amendment may be executed in any number of counterparts (including executed counterparts delivered and exchanged by facsimile transmission) with the same effect as if all signing parties had originally signed the same document, and all counterparts shall be construed together and shall constitute the same instrument. For all purposes, signatures delivered and exchanged by facsimile transmission shall be binding and effective to the same extent as original signatures.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their duly authorized officers.

VIRTUS ALTERNATIVE SOLUTIONS TRUST

By:	/s/ W. Patrick Bradley
Name:	W. Patrick Bradley
Title:	Executive Vice President, Chief Financial Officer and Treasurer

VIRTUS FUND SERVICES, LLC

By:	/s/ David G. Hanley
Name:	David G. Hanley
Title:	Vice President & Assistant Treasurer

SCHEDULE A

(as of December 1, 2016)

Virtus Credit Opportunities Fund

Virtus Multi-Strategy Target Return Fund

Virtus Select MLP and Energy Fund

Virtus Strategic Income Fund